January 11, 2011

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
1 Station Place NE, Stop 4631
Washington DC 20549-4631
Att’n: Terence O’Brien, Accounting Branch Chief

Re:           AeroCentury Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 1-13387

Dear Sirs/Mesdames:

This letter is in response to your letter to Neal D. Crispin, dated December 29, 2010, regarding the above-referenced Form 10-K.  For your convenience, your comment is included in bold italics preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.
Please note that you should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. Please refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive Data, which is available on our website.

In future filings, the Company will not check the Interactive Data File compliance until we are required to submit Interactive Data Files.

2.
The aggregate market value of the voting and non-voting common equity held by non-affiliates should be computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.  With a view toward future disclosure, please tell us the aggregate market value of your voting and non-voting common equity held by non-affiliates as of June 30, 2009, and prepare your disclosure for future filings accordingly.  Please refer to the instructions on the cover page of Form 10-K.

As of June 30, 2009, the aggregate market value of the Company’s voting common equity held by non-affiliates was $10,882,200, based on 1,202,452 shares held by non-affiliates on such date and a closing sale price of $9.05 on such date. In future filings, the Company will prepare its filings based on the last sale price of the last business day of the most recently completed second fiscal quarter.

Item 1. Business, page 1
Business, page 2

3.	In future filings, please revise your disclosure to clarify that your officers are officers of JMC.

In future filings, the Company will make the requested disclosure.

Item 7, Management’s Discussion and Analysis . . .page 6
Overview, page 6

4.	We note your reference to triple net operating leases in the first paragraph. In future filings, please disclose how you define triple net operating leases.

The Company defines an operating lease as a lease with a term that is less than the useful life of the asset.  A triple net operating lease is an operating lease under which, in addition to monthly rental payments, the lessee is generally responsible for the taxes, insurance and maintenance and repair of the aircraft arising from the use and operation of the aircraft during the term of the lease.  In future filings, the Company will make the requested disclosure regarding the definition of triple net operating leases.

Outlook, page 11
General, page 11

5.
We note your discussion of your agreements to payment deferrals with several of your lessees.  With a view toward future disclosure, please tell us whether any of these lessees are some of your five significant customers referenced on page 4 of this report.  In addition, in future filings, to the extent it is material to your business and financial condition, please discuss whether such deferrals, in addition to aircraft returns due to financial difficulties experienced by your lessees, constitute emerging trends in your business and discuss the impact of these trends on your business generally and your liquidity specifically.

Two of the five significant customers referenced on page 4 of the report had agreements with the Company for payment deferrals at the time of the filing of the 10-K.  In future filings, to the extent it is material to the Company’s business and financial condition, the Company will include the requested discussion.

General Economic Conditions and Lowered Demand for Travel, page 12

6.	In the third paragraph, we note your reference to “key regions in which the Company leases aircraft.” In future filings, please identify which geographic regions you consider key.

In future filings, the Company will identify the geographic regions it considers “key” for the period(s) covered by such filings.

Credit Facility Obligations, page 12

7.
You state, “Assets that come off lease and remain off-lease for a period of time, as well as assets with lease payments more that 30 days past due may reduce the borrowing base.”  With a view toward future disclosure, please tell us how long an asset may remain off lease before the borrowing base is reduced.  In this regard, we note your statement on page 7 that some assets were off lease for all of 2009.  Additionally, please tell us whether the deferral arrangements discussed on page 11 affect the borrowing base.

During the first four months that assets are off lease, their status reduces the borrowing base only to the extent that the value of all assets off lease for less than four months exceeds 10% of the aggregate loan commitment.  After an asset is off lease for more than four months, its entire value is excluded from the borrowing base.

The deferral arrangements discussed on page 11 did not have an impact on the borrowing base because the credit facility syndicate agent bank agreed to the modified payment terms under the deferral agreements.

In future filings, to the extent material to the Company’s business and financial condition, the Company will discuss the impact of off-lease assets and deferral arrangements, if any, on the Company’s borrowing base.

Casualties, Insurance Coverage, page 14

8.
We note your statements that your leases generally require lessees to insure against likely risks and that inadequate or no insurance coverage could result in potential claims directly against the company.  With a view toward future disclosure, please tell us whether the company has any controls or procedures in place to ensure that lessees are obtaining the required insurance coverage.

The Company requires lessees to provide insurance certificates documenting the policy periods and coverage amounts.  The Company tracks receipt of the certificates and calendars their expiration dates.  Prior to the expiration of an insurance certificate, if a replacement certificate has not been received, the Company reminds the lessee of its obligation to provide current insurance certificates.  Failure to timely provide insurance certificates is treated as a default under the lease.  In future filings, the Company will discuss the controls and procedures in place with respect to monitoring lessee insurance coverage compliance.

Item 15. Exhibits, page 36

9.
In future filings, please note that no document on file with the Securities and Exchange Commission for more than five years may be incorporated by reference except (i) documents contained in registration statements so long as the registrant has a reporting requirement with the Commission or (ii) documents that the registrant specifically identifies by physical location by SEC file number reference, provided such materials have not been disposed of by the Commission pursuant to its Records Control Schedule.  In this regard, we note that Exhibits 3.3, 10.1 and 10.2 have all been on file with the Commission for more than five years.  Therefore, to be incorporated by reference, in future filings you should specifically identify their physical location by SEC file number reference. Refer to item 10(d) of Regulation S-K.

In future filings, the Company will specifically identify the SEC file number reference of exhibits incorporated by reference that have been on file in excess of five years and are not otherwise contained in registration statements.

Exhibits 31.1 and 31.2

10.
In future filings, please note that these certifications should be presented exactly as set forth in Item 610(b)(31) of Regulation S-K. Specifically, you should not replace the word “registrant” with “small business issuer.”

In future filings, the Company will use the term “registrant” rather than “small business issuer” in its Section 302 certifications attached to its filings.

Definitive Proxy Statement on Schedule 14A

Information Regarding the Company’s Directors and Officers, page 6
Current Board of Directors, page 6

11.
You state that Ms. Toni M. Perazzo has held positions with JMC since 1994.  However, you state on page 3 that Mr. Neal D. Crispin has served in certain positions with JMC since its founding in 1997.  Please reconcile these disclosures in future filings.

The referenced sentence on page 3 in Mr. Crispin’s employment history disclosure incorrectly referred to the founding of JMC rather than the founding of the Company.  In future filings, it will be corrected to state that “Mr. Crispin has served as President and Chairman of the Board of JetFleet Management Corp. ("JMC"), the management company for the Company, since the founding of the Company in 1997.”

Executive Compensation, page 10

12.
We note your statement in the first paragraph concerning Mr. Crispin’s sole discretion to determine bonus payments. With a view toward future disclosure, please tell us whether Mr. Crispin would have sole discretion in determining his own bonus payments.

The Company does not pay any employee compensation.  The compensation disclosed in the definitive proxy statement is compensation paid by JMC, the Company’s management company, to its directors and officers.  Mr. Crispin has sole discretion to determine bonus payments, including his own, paid by JMC.  In future filings, the Company will make the requested disclosure.

13.
With a view toward future disclosure, please tell us why Mr. Crispin received $1 in salary and Ms. Perazzo received $315,000 in salary.  Additionally, please tell us the nature of the success-based fee referenced in footnote (1) to the Summary Compensation Table.  Refer to Item 402(o) of Regulation S-K.

Mr. Crispin received $1 in salary because as a primary shareholder of JMC, Mr. Crispin chose to forego any salary compensation for the 2009 fiscal year in order to demonstrate to other non-shareholder employees his commitment to JMC as an owner and to allocate funds that would have been used for his salary to retain and/or reward other employees of JMC.  Ms. Perazzo received $315,000 in compensation based on JMC’s estimation of industry standard compensation for chief financial officers of similar companies.

With respect to the success-based fee referenced in footnote (1), in 2009, JMC paid $210,000 to a limited liability company owned by Neal D. Crispin. The payment was in connection with an agreement between JMC and the limited liability company to provide compensation to Mr. Crispin if JMC was able to arrange and obtain certain subordinated note financing for the Company.  The payment was made by JMC solely out of JMC funds.

14.
We note your disclosure in footnote (1) that JMC paid $210,000 to an affiliate of Mr. Crispin. In the future, please include Regulation S-K Item 404 information regarding this transaction in your discussion of related party transactions. Please show us supplementally what this disclosure would have looked like for 2009.

In future filings, the Company will disclose the Item 404 information regarding the payment by JMC to an affiliate of Mr. Crispin, in the related party transaction section.

In 2009, the disclosure of the compensation would have been as follows:

  In 2009, JetFleet Management Corp., the management company for AeroCentury Corp., paid $210,000 to a limited liability company that is owned 100% by Neal D. Crispin. The payment was in connection with an agreement to provide compensation for Mr. Crispin for Mr. Crispin’s efforts to arrange and obtain subordinated debt financing for the Company, but only if such debt financing was obtained. Neal D. Crispin is President and Chairman of the Company, and is also President and Chairman of JetFleet Management Corp.  Since this payment was made by JetFleet Management Corp. entirely out of its own funds, it was not subject to approval by the Company’s Board of Directors.

Security Ownership of Certain Beneficial Owners and Management, page 11

15.	In future filings, please revise your footnote disclosure to the table to clarify, if true, that Mr. Crispin and Ms. Perazzo are deemed to be the beneficial owners of each other’s holdings.

In future filings, the Company will revise the footnote disclosure to the table to clarify that Mr. Crispin and Ms. Perazzo are deemed to be the beneficial owners of each other’s holdings.

16.
In footnotes (4), (5), and (6), we note your references to a wholly owned subsidiary of JetFleet Holding Corp. and a trust.  In future filings, please identify the wholly owned subsidiary and the trust by name.

In future filings, the Company will make the requested revisions.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 6. Exhibits, page 22

17.
Please tell us why you did not file or incorporate by reference the amendments to the Credit Facility, the agreement for the New Credit Facility, the Subordination and Intercreditor Agreement, or the Management Fee Subordination Agreement as exhibits to your quarterly reports. Refer to Item 601(b)(10 of Regulation S-K. This comment also applies to your quarterly report on Form 10-Q for the period ended June 30, 2010.

The reference documents were filed on a Report on Form 8-K on May 4, 2010.  Due to an inadvertent omission, they were not listed as exhibits to be incorporated by reference in the quarterly reports referenced.  The Company will file amendments to such quarterly reports correcting the omission.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

General

18. We note that you did not include page numbers in the version of the report filed on EDGAR. In future filings, please include page numbers in your filings.

In future filings, the Company will include page numbers in its filings.

Item 2. Management’s Discussion and Analysis Liquidity and Capital Resources

(a) Credit Facility and New Credit Facility

19. In future filings, please disclose the amount available under your credit facility. In addition, please disclose the material terms and conditions of the credit facility, particularly any covenants that restrict your ability to borrow or otherwise limit your freedom of action (i.e., negative covenants).

In future filings, the Company will make the requested disclosures.

*   *  *  *   *  *  *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-340-1888 if you have any questions.

Very truly yours,

/s/ Toni M. Perazzo
Toni M. Perazzo
Chief Financial Officer